eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-67145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

eBX LLC d/b/a Level ATS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Summer Street, Suite 1700
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

eBX LLC d/b/a LEVEL ATS

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Denise Barros, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to eBX LLC d/b/a Level ATS at December 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CCO _____
Title

Subscribed and sworn
to before me

On this 26th day of February, 2021, before me, the undersigned Notary Public, personally appeared Denise Barros (document signer), proved to me through satisfactory evidence of identification, which were MA Driver's License to be the person whose name is signed on the preceding or attached document in my presence.



withum

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management Committee, Management and Members,
eBX LLC d/b/a Level ATS:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of eBX LLC d/b/a Level ATS (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 **T** (973) 898 9494 **F** (973) 898 0686 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

eBX LLC d/b/a LEVEL ATS

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 19,371,349
Restricted cash	100,091
Commissions receivable	2,420,515
Commissions receivable - affiliates	790,377
Due from clearing broker, net	1,315,144
Fixed assets (net of accumulated depreciation of $4,326,732)	90,417
Operating lease right-of-use assets	1,855,904
Prepaid expenses and other assets	464,836
Total assets	$ 26,408,633

Liabilities and Members' Equity

Liabilities

Operating lease liabilities	$ 1,968,859
Accounts payable and accrued expenses	257,840
Accrued professional fees	74,100
Total liabilities	2,300,799
Members' equity	24,107,834
Total liabilities and members' equity	$ 26,408,633

The accompanying notes are an integral part of this financial statement.

eBX LLC d/b/a LEVEL ATS

Notes to Statement of Financial Condition
December 31, 2020

1. Nature of operations

eBX LLC d/b/a LEVEL ATS (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates an alternative trading system ("ATS") creating an electronic matching system for US equity securities. The Company's customers are primarily other broker-dealers. The Company executes and clears all transactions on a fully disclosed basis through an affiliate of one of its members. Equity members in the Company include Credit Suisse First Boston Next Fund, Inc., Citigroup Financial Products, Inc., Fidelity Global Brokerage Group, Inc., LB 1 Group, Inc. and Merrill Lynch LP Holdings, Inc.

2. Summary of significant accounting policies

Basis of presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue recognition
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This revenue recognition guidance does not apply to revenue associated with financial instruments and interest income.

Significant Judgements
Revenue from contracts with customers includes commission income, fees from tape revenue, software development revenue and software maintenance fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   Summary of significant accounting policies (continued)

Commission income and execution and clearing costs
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission income and related clearing expenses are recorded on the trade date. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, and counter parties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Tape revenue
The Company participates in the FINRA/NASDAQ TRF Revenue Share Program ("TRF Program"). As part of its commission operations, the Company shares market data with the TRF Program and in return is compensated for sharing this market data. The amount received is based on the volume processed by the Company in comparison to the total volume of trades reported to the TRF Program. The Company has determined that the performance obligation is satisfied upon delivery of the market data to the TRF Program and the associated benefit of the information exchanges hands. The pricing associated with this revenue is determined by the TRF Program once the total volume of all reported trades have been processed.

Software development revenue
The Company created a trading platform (the "Platform") for a third-party customer. All revenue and costs are recognized upon the acceptance by the customer of the fully operational Platform.

Software maintenance fees
The Company provides the requisite maintenance for the Platform and recognizes fees monthly throughout the maintenance agreement. The Company recognizes revenue over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Contract assets and liabilities
The Company had outstanding receivables, from customers, relating to commission revenue aggregating $1,502,308 and $3,210,892 at January 1, 2020 and December 31, 2020, respectively.

The Company had outstanding receivables from the TRF program of $300,000 at January 1, 2020 and December 31, 2020 that are included in prepaid expenses and other assets on the accompanying statement of financial condition.

Substantially all balances at January 1, 2020 have been collected during the period.

The Company had no contract assets or liabilities at January 1, 2020 or December 31, 2020.

eBX LLC d/b/a LEVEL ATS

Notes to Statement of Financial Condition
December 31, 2020

2.   Summary of significant accounting policies (continued)

Cash and restricted cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Commissions receivable

Commissions receivable are comprised of amounts due for processed trades.

Fixed assets

Fixed assets are recorded at cost, net of accumulated depreciation and amortization, which is calculated on a straight-line basis over estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term, which may be shorter than the useful life of the asset.

Income taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Leases

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

eBX LLC d/b/a LEVEL ATS

Notes to Statement of Financial Condition
December 31, 2020

2.   Summary of significant accounting policies (continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2020 are as follows:

Weighted average remaining operating lease term	5.63 years
Weighted average discount rate of operating leases	4.84%

Allowance for Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The Company identified commissions receivable and amounts due from clearing broker as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening members' equity as of the January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

The allowance for credit losses is based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

3. **Transactions with related parties**

The Company has a required deposit of $100,000 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the Correspondent Clearing Agreement. The deposit is included in due from clearing broker in the accompanying statement of financial condition. The clearing broker is an affiliate of one of the members of the Company.

At December 31, 2020, approximately $790,000 is due from affiliated members and is included in commissions receivable - affiliates in the accompanying statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Fixed assets**

Fixed assets at December 31, 2020 consists of:

Computer equipment and software	$ 4,362,725
Furniture and fixtures	36,864
Leasehold improvement	17,560
	4,417,149
Less: Accumulated depreciation and amortization	(4,326,732)
	$ 90,417

5. **Regulatory requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $21,499,000 which exceeded the required net capital by approximately $21,469,000. The ratio of aggregate indebtedness to net capital, at December 31, 2020 was 0.02 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

6.   **Commitments**

The Company leases office space under two non-cancellable lease agreements in Massachusetts and South Carolina which expire on January 31, 2027 and August 31, 2022, respectively.

The leases have provisions for escalations. The Company has a security deposit, for the South Carolina lease, of approximately $12,000 which is included in other assets in the accompanying statement of financial condition.

The Company has provided an irrevocable letter of credit to the landlord in the amount of $100,000 as security for its obligations under the Massachusetts lease. The Company has pledged a $100,000 bank account as collateral for the letter of credit that is shown as restricted cash on the accompanying statement of financial condition.

The future minimum annual payments at December 31, 2020 under these agreements are:

2021	$	455,564
2022		415,041
2023		322,169
2024		329,151
2025		335,184
Thereafter		399,055
Total undiscounted lease payments		2,256,164
Less imputed interest		(287,305)
Total lease liabilities	$	1,968,859

7.   **Concentration**

The Company earned approximately 34% of commission income from its three largest customers. The same three customers account for approximately $1,253,000 or 33% of accounts receivable at December 31, 2020 of which approximately $605,000 is from a related party.

8.   **Employee benefits**

Eligible employees of the Company are covered under a defined contribution plan. The Company matches 50% of employee contributions to the plan up to a maximum of 3% of eligible compensation. Total expense for the year ended December 31, 2020 was approximately $117,000 and is included in employee compensation and benefits expense in the accompanying statement of operations.

9.   **Indemnifications**

In the normal course of its business, the Company indemnifies its clearing broker against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification.

10.   **Covid-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

11.   **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2020 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements.